NEWS RELEASE

ORLA MINING BEGINS COMMISSIONING ACTIVITIES AT CAMINO ROJO
Construction 89% Complete

VANCOUVER, BC – October 12, 2021 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide a construction update for the Camino Rojo Oxide Project.

(All amounts are in U.S. dollars unless otherwise stated)

CAMINO ROJO OXIDE CONSTRUCTION UPDATE

- Camino Rojo construction was 89% complete as of September 30, 2021, on schedule for first pour in December 2021 and commercial production in the first quarter of 2022.

- Construction remains on schedule with the main activities completed during the quarter including:

    o Ramp up of mining activities in line with plan,

    o Mechanical completion of the crushing and conveying system, reclaim tunnel, overland conveyor, and grasshopper conveyors,

    o Commencement of wet commissioning with introduction of ore into the crushing circuit,

    o 98% completion of the Merrill-Crowe plant and refinery,

    o Completion of the camp facilities.

Mining and Processing Totals - Year to Date (September 30, 2021)

Ore Mined	tonnes	757,098
Waste Mined	tonnes	508,135
Total Mined	tonnes	1,265,232
Ore Mined Au Grade	g/t	0.86
Total Crushed Ore Stockpile	tonnes	511,260
Total Crushed Ore Stockpile Au Grade	g/t	0.86
Ore Stacked	tonnes	220,240
Stacked Ore Au Grade	g/t	0.87

- Construction activities planned for the fourth quarter will primarily focus on completion of dry commissioning followed by wet commissioning and leaching to achieve the first gold pour in December 2021. This includes commissioning of the crushing, conveying, and stacking equipment, application of cyanide on the heap leach pad, and commissioning of the Merrill-Crowe plant and refinery. (Dry commissioning includes pre-operational testing of the processing circuit without ore while wet commissioning includes the introduction of ore material).

- Camino Rojo capital expenditures totalled $24.3 million in the third quarter and total $106.3 million for the Project to date (September 30, 2021), out of a total project capital expenditure estimate of $134.1 million.

- Project capital committed totalled $120.2 million at the end of the third quarter with expenditures and commitments to date in line with estimates.



NEWS RELEASE

- Cash balance of $50.7 million at September 30, 2021.

- Project to date safety and environmental performance have been excellent and strict COVID-19 measures implemented at Camino Rojo have allowed construction progress to continue uninterrupted.

- To date, of all employees and contractors at Camino Rojo, 98% have received at least one dose of COVID-19 vaccine and 75% have received two doses of COVID-19 vaccine.

"The march towards first gold pour continues at Camino Rojo and the team is focused on achieving this important milestone by year end", said Jason Simpson, President and Chief Executive Officer of Orla Mining. "While the rate of construction advance has been impressive, I am most encouraged by the diligence exhibited by our team in maintaining a safe and healthy operation during this intensive and challenging period".

Several images highlighting construction progress at the Camino Rojo Project are shown below and additional photographs are available at *Camino Rojo Progress Photos*.

CAMINO ROJO OXIDE PROJECT PHOTOS



Figure 1: Crusher and Conveying Circuit and Live Ore Stockpile





Figure 2: Heap Leach Pad and Grasshopper Conveyors



Figure 3: Heap Leach Pad, Pregnant Solution Pond and Merrill-Crowe Plant





Figure 4: Camp Facilities



Figure 5: Mining Activities



Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Persons as defined under NI 43-101 standards.

THIRD QUARTER 2021 CONFERENCE CALL

Orla expects to release its third quarter 2021 financial results on November 12, 2021, and will host a conference call on November 15, 2021, at 10:00 AM, Eastern Time, to provide a corporate update:

Dial-In Numbers:

Conference ID: 7591045

Toll Free: (833) 499-1157

International: (236) 712-2875

Webcast: https://event.on24.com/wcc/r/3409186/080E351BF7079A7B45EB3BA688FCC837

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo Oxide Gold Project entitled *"Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico"* dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. The technical report for the 2021 Pre-Feasibility Study on the Cerro Quema Oxide Gold Project entitled *"Project Pre-Feasibility NI 43-101 Technical Report on the Cerro Quema Gold Oxide Project, Province of Los Santos, Panama"* dated July 27, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Director, Investor Relations

www.orlamining.com
info@orlamining.com



NEWS RELEASE

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the timing and cost of construction for the Camino Rojo Project, including the timing of first pour and the commencement of commercial production, the estimated total capital expenditure and planned construction activities. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, including concession renewal, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

The disclosure referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.